# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PUTNAM MASTER INTERMEDIATE INCOME TRUST, CIK 0000830622
CUSIP: 746909100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 FEDERAL STREET, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0000769317-23-000072
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402-4130, 612-359-2536

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,620,972; sole dispositive power 0; shared dispositive power 23,620,972; aggregate amount beneficially owned 23,620,972 (49% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,620,972; sole dispositive power 0; shared dispositive power 23,620,972; aggregate amount beneficially owned 23,620,972 (49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PUTNAM MASTER INTERMEDIATE INCOME TRUST
Address of issuer's principal executive offices: 100 FEDERAL STREET, BOSTON, Massachusetts (MA), 02110
Comment: This Amendment No. 5 ("Amendment") amends and supplements the statement on Schedule 13D filed on October 2, 2023, and amended by Amendment No. 1 filed on December 1, 2023, Amendment No. 2 filed on March 13, 2024, Amendment No. 3 filed on September 3, 2024, and Amendment No. 4 filed on April 10, 2025 (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of Putnam Master Intermediate Income Trust (the "Issuer"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 48,184,341 Shares outstanding as of March 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSRS.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 23,620,972 Shares held in client accounts which represent 49.0% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly
Transactions in the class effected during the past sixty days: Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities in the last 60 days.

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (06/03/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (06/03/2025)